FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated January 30, 2014

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-178202 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the fourth quarter of 2013.

2.  Table of unaudited consolidated capitalization of the Registrant at December 30, 2013 (attached as Exhibit 99.2 hereto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 30, 2014

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

SEK

Year-end Report 2013

January-December 2013

•                  New lending amounted to Skr 55.7 billion (12M12: Skr 56.2 billion)

•                  Net interest revenues amounted to Skr 1,554.8 million (12M12: Skr 1,879.9 million)

•                  Operating profit amounted to Skr 1,408.1 million (12M12: Skr 824.4 million)

•                  Net profit (after taxes) amounted to Skr 1,090.1 million (12M12: Skr 708.8 million)

•                  Return on equity amounted to 7.4 percent (12M12: 5.0 percent)

•                  Operating profit excluding unrealized changes in fair value amounted to Skr 1,668.6 million (12M12: Skr 1,652.6 million)

•                  The outstanding volume of offers for loans at the end of the year amounted to Skr 65.5 billion (Skr 59.5 billion at year-end 2012)

•                  The Core Tier-1 capital ratio was 19.5 percent at the end of the year (19.8 percent at year-end 2012)

•                  Basic and diluted earnings per share amounted to Skr 273.2 (12M12: Skr 177.6)

•                  The Board of Directors has resolved to propose at the Annual General Meeting that a dividend of Skr 327.0 million be paid, which represents 30 percent of net profit after tax

Fourth quarter 2013

•                  New lending amounted to Skr 9.4 billion (4Q12: Skr 13.9 billion)

•                  Net interest revenues amounted to Skr 362.5 million (4Q12: Skr 413.8 million)

•                  Operating profit amounted to Skr 484.0 million (4Q12: Skr 234.1 million)

•                  Net profit (after taxes) amounted to Skr 375.6 million (4Q12: Skr 296.5 million)

•                  Operating profit excluding unrealized changes in fair value amounted to Skr 195.7 million (4Q12: Skr 259.4 million)

•                  Basic and diluted earnings per share amounted to Skr 94.1 (4Q12: Skr 74.3)

2013 For the period 01/01/13 — 31/12/13 Download the report at www.sek.se

Statement by the President

High new customer financing levels to Swedish export sector

SEK saw continued high demand for long-term financing in 2013. Over the year we achieved total new lending of Skr 55.7 billion. Demand for financing for exporters’ customers in particular has been high, amounting to Skr 39.0 billion in 2013, while the total volume of finance provided directly to exporters was Skr 16.7 billion.

These strong volumes show SEK providing a significantly higher level of new lending to the Swedish export sector than before the financial crisis. SEK’s role as a complementary actor in assisting the exporters with long term financing continues to be critical for the exporter’s business.

Key to achieving these high volumes has been and continues to be cooperation with other institutions. SEK was proactive in 2013 in working with other financial institutions, such as banks and other organizations, to reach out to Swedish exporters in both Sweden and the rest of the world. SEK also continued its work during the year to expand its client group. Today we have a relationship with a majority of the largest exporters. Our aim is to increase our customer processing in order to have a relationship with all companies with significant exports.

Despite high demand for our services, our general view of the Swedish economy is that exports in 2013 have struggled in the face of weak international demand.

We are also seeing positive signs in the market. In general terms, the global economy has stabilized. The worst effects of the crisis in Europe and the US appear to be over. There are also signs of optimism among companies, as indicated for example by SEK’s own Export Credit Trends Survey, which was launched in 2013. However, many transactions and work opportunities are at risk of falling through if there is no opportunity for financing.

There is a high demand for SEK’s financing offers. But regulatory reforms require the adaption of our systems and more venture capital, which has a negative impact on profitability. In addition, earnings volatility is increasing as a result of unrealized changes in fair value. Net interest income amounted to Skr 1,554.8 million for 2013 (2012: Skr 1,879.9 million), which was due to higher borrowing costs and a lower return from liquidity placements. Operating profit was Skr 1,408.1 million (2012: Skr 824.4 million). The increase is mainly explained by the net result of financial transactions which amounted to Skr 408.4 million (2012: Skr -507.7 million). This has to some extent been balanced by the decreased net interest revenues. Operating profit excluding unrealized changes in fair value amounted to Skr 1,668.6 million (2012: Skr 1,652.6 million) for the full-year 2013. The return on equity after tax for 2013 was 7.4 percent (2012: 5.0 percent). Operating profit for the fourth quarter of 2013 amounted to Skr 484.0 million (2012: Skr 234.1 million).

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions on a commercial basis to the Swedish export economy. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

Unaudited (except for Jan-Dec, 2012)

Skr mn (if not mentioned otherwise)	Oct-Dec, 2013	Jul-Sep, 2013	Oct-Dec, 2012	Jan-Dec, 2013	Jan-Dec, 2012
Results
Net interest revenues	362.5	379.3	413.8	1,554.8	1,879.9
Operating profit	484.0	819.1	234.1	1,408.1	824.4
Net profit (after taxes)	375.6	636.1	296.5	1,090.1	708.8
After-tax return on equity (1)	10.2%	17.8%	8.3%	7.4%	5.0%

Operating profit excl. unrealized changes in fair value (2)	195.7	877.2	259.4	1,668.6	1,652.6

After-tax return on equity excl. unrealized changes in fair value (3)	4.0%	18.8%	8.8%	8.8%	9.3%

Basic and diluted earnings per share (Skr) (4)	94.1	159.4	74.3	273.2	177.6

Customer financing
New financial transactions with customers (5)	9,401	8,232	13,898	55,701	56,235
of which corporate lending	4,561	1,420	7,524	16,685	17,577
of which end-customer financing	4,840	6,812	6,374	39,016	38,658
Loans, outstanding and undisbursed (6)	221,958	225,611	221,340	221,958	218,822
Volume of outstanding offers of lending (7)	65,549	52,097	59,525	65,549	59,525
of which binding offers	35,083	33,143	33,841	35,083	33,841
of which non-binding offers	30,466	18,955	25,684	30,466	25,684

Borrowing
New long-term borrowings (8)	18,612	22,327	3,539	95,169	43,231
Outstanding senior debt	269,216	260,712	272,637	269,216	272,637
Outstanding subordinated debt	1,607	0	3,013	1,607	3,013

Statement of financial position
Total assets	306,554	295,399	313,136	306,554	313,136
Total liabilities	291,564	280,794	298,756	291,564	298,756
Total equity	14,990	14,605	14,380	14,990	14,380

Capital
Core Tier-1 capital ratio, Basel II (9)	19.5%	20.3%	19.8%	19.5%	19.8%
Tier-1 capital ratio, Basel II (10)	19.5%	20.3%	23.0%	19.5%	23.0%
Total capital ratio, Basel II (11)	21.8%	20.4%	23.0%	21.8%	23.0%

(1) Net profit (after taxes), expressed as a percentage per annum of current year´s average equity.

(2) Operating profit excluding unrealized changes in fair value of certain financial instruments (see page 10, Performance measurement for additional information).The result of 2012 excludes a gain amounting to Skr 323.5 million that was realized in the third quarter of 2012, when a few large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures which came into force at the turn of 2012/2013. These derivatives were replaced with new derivative instruments at market terms (see Note 2)

(3) Net profit (after taxes), excluding unrealized changes in fair value, expressed as a percentage per annum of current year´s average equity.

(4) The average number of shares, for each period, amounts to 3,990,000.

(5) New customers financing includes all new accepted loans, regardless of maturities

(6) Loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. These measures reflect what management believes to be SEK’s real lending. SEK considers these amounts to be useful measurements of SEK’s credit/lending volumes.  Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 5).

(7) SEK uses a method of providing offers where binding or non-binding offers are offered. Binding offers are included in commitments.

(8) New borrowing with maturities exceeding one year.

(9) According to SEK’s definition, Core Tier-1 capital consists of Tier-1 capital excluding additional Tier-1 capital (in the form of perpetual subordinated debt). The Core Tier-1 capital ratio excludes adjustments for valid transitional rules regarding required minimum capital. See Note 12, “Capital Adequacy”, in this report for a complete description of the calculation of required minimum capital during the transitional period.

(10) Tier-1 capital ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, excluding adjustments for valid transitional rules regarding required minimum capital. See Note 12, “Capital Adequacy”, in this report for a complete description of the calculation of required minimum capital during the transitional period.

(11) Total capital ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, excluding adjustments for valid transitional rules regarding required minimum capital. See Note 12, “Capital Adequacy”, in this report for a complete description of the calculation of required minimum capital during the transitional period.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote Aktiebolaget Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those as at December 31, 2013 and December 31, 2012, and in matters concerning flows, the twelve-month period ended on December 31, 2013. Amounts within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

Aktiebolaget Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Activity report

SEK’s new lending to Swedish exporters and their customers in 2013 amounted to Skr 55.7 billion (2012: Skr 56.2 billion). This is one of the highest volumes ever of lending to the Swedish export industry. End-customer finance amounted to Skr 39.0 billion (2012: Skr 38.7 billion) and the total volume of corporate lending was Skr 16.7 billion (2012: Skr 17.6 billion).

These high volumes are due to a number of factors. First, many buyers of Swedish exporters’ products and services have a significant need to secure financing from SEK. Second, there is growing demand for what is known as end-customer finance, with buyers being offered the opportunity to have their purchase financed in one of the many currencies offered by SEK. Third, this high demand has also been boosted relating to companies’ need to finance working capital.

Capital market performance remains positive, but this primarily benefits the most creditworthy largest companies. It is more difficult for less well-known companies to access the capital markets as the risks are harder to assess. Depending on how the new financial sector regulations affect the willingness of banks to finance smaller companies, SEK’s role in providing finance for these companies could increase.

New customer financing

(Skr bn)

New customer financing

Skr bn	Jan-Dec, 2013	Jan-Dec, 2012
Customer financing of which:
- End-customer finance (1)	39.0	38.6
- Corporate lending	16.7	17.6
Total	55.7	56.2

(1) Of which Skr 12.1 billion (year-end 2012:  Skr 7.5 billion) had not been disbursed at period end.

New customer financing by sector

New borrowing

Long-term borrowing (Skr bn)

Numerous relatively complex transactions continued throughout 2013 in partnership with banks. SEK is taking an increasingly active role in the structuring and documentation of transactions and is contributing its in-depth knowledge of the Swedish export credit system. Cooperation agreements were concluded in 2013 with a number of banks with a presence in markets where Swedish exporters are active. These agreements are aimed at on-lending to Swedish exporters.

There are several examples of interesting business cases which have been performed during 2013. SEK’s financing transactions during the year included its funding of Ericsson’s supply of technology to subsidiaries of Spanish telecom operator Telefónica in a number of countries. SEK provided financing amounting to USD 1 billion (approximately Skr 7 billion) for the supply of network equipment and related services to Telefónica’s subsidiaries. The loan is guaranteed by EKN (The Swedish Export Credits Guarantee Board). Another example of a transaction financed by SEK over the past year was the expansion of the Cambambe dam in Angola. Voith Hydro Group has been contracted to supply generators and turbines worth over EUR 100 million in total. Voith Hydro Group has operations in Västerås, Sweden and SEK is financing a large proportion of the sale. SEK’s corporate lending during the year included a loan of 400 million Mexican pesos (approximately Skr 200 million) to Volvo. SEK also provided Sveaskog with Skr 400 million in financing over 15 years.

The total volume of outstanding and agreed but undisbursed credits amounted to Skr 222.0 billion at the end of 2013, compared with Skr 218.8 billion at the end of 2012. The total volume of outstanding offers for export credits amounted to Skr 65.5 billion at the end of the year, an increase of Skr 6.0 billion on the end of 2012.

SEK increased its funding volumes significantly in 2013 compared with the previous year, to an equivalent of approximately Skr 95.2 billion (2012: Skr 43.2 billion). This was due in part to SEK having around twice the volume of early redemptions of bonds in 2013 compared with a normal year and new lending being healthy. In the fall a subordinated debt that should progressively be phased out as Tier-1-capital (primary capital) was redeemed, and in connection with this a 10-year Tier-2 (supplementary capital) bond was issued to better conditions.

In November SEK issued a euro-denominated benchmark bond for EUR one billion for the first time since spring 2009. The structured market has remained strategically important for SEK. In 2013 we took on more structured debt than we did in 2012, despite the challenges of regulatory reforms. The funding points on SEK’s strong position and ability to attract investors worldwide at competitive terms, which is a prerequisite for SEK to fulfill the mission as a financier of Swedish export industry.

SEK’s markets for new lending 2013

SEK’s new funding markets 2013

Comments on the consolidated financial accounts

January - December 2013

Operating profit

Operating profit amounted to Skr 1,408.1 million (12M12: Skr 824.4 million), an increase of 70.8 percent compared to the previous year. The increase was mainly attributable to net results of financial transactions, which amounted to Skr 408.4 million (12M12: Skr -507.7 million), which has partly been offset by a decrease in net interest revenues. Net results of financial transactions for 2013 includes, among other things, a gain amounting to Skr 374.8 million due to the repurchase of our subordinated debt.

Net interest revenues

Net interest revenues amounted to Skr 1,554.8 million (12M12: Skr 1,879.9 million), a decrease of 17.3 percent compared to the previous year. The decrease was mainly attributable to higher funding costs related to a higher proportion of structured borrowing that was redeemed early. This structured borrowing has mainly been replaced with plain vanilla borrowings, which leads to higher funding costs. During the year, the margins in the liquidity portfolio decreased due to the new regulations requiring a higher proportion to be invested in securities with short maturities and high marketability, compared with SEK’s previous strategy of matching its liquidity investments with liquidity needs. The resulting decrease in net interest revenues was partly offset by the positive impact of higher volumes of lending.

The average margin on debt-financed interest-bearing assets amounted to 45 basis points per annum (12M12: 57 basis points), a decrease in absolute terms of 12 basis points, or in relative terms of 21.1 percent compared to the previous year.

Debt-financed interest-bearing assets decreased marginally and amounted on average to Skr 256.2 billion (12M12: Skr 257.0 billion). The distribution of lending and liquidity placements has changed compared to the previous year. The share of liquidity placements has decreased compared to the prior period while the share of lending has increased.

Net results of financial transactions

The net result of financial transactions for 2013 amounted to Skr 408.4 million (12M12: Skr -507.7 million).

—Realized net results of financial transactions

Realized net results of financial transactions amounted to Skr 668.9 million (12M12: Skr 644.0 million), an increase of 3.9 percent compared to the previous year. The increase was mainly attributable to profits from SEK´s repurchase of its subordinated debt and the closing of related hedging instrument. The gain in operating profit due to this transaction amounted to Skr 374.8 million of which Skr 571.7 million was attributable to realized result and Skr -196.9 million was attributable to unrealized result. In the previous year realized gains was presented amounting to Skr 644.0 million of which Skr 323.5 million was realized when a few large interest rate and currency derivatives were closed out. Realized result attributable to debt redemption, excluding repurchase of subordinated debt, has decreased to Skr 94.3 million from Skr 303.2 million in the previous year.

—Unrealized net results of financial transactions

Unrealized net results of financial transactions amounted to Skr -260.5 million (12M12: Skr -1,151.7 million).The negative unrealized change in fair value for the year was mainly attributable to the reversal of unrealized gain as a result of the early redemption of subordinated debt (as described in the preceding paragraph), which amounted to Skr -196.9 million. The negative impact on operating profit for the previous year was mainly attributable to changes in credit spreads on SEK’s own debt. The change last year was also attributable to a reversal of unrealized gains of Skr -353.6 million due to the closing out of a few large interest rate and currency derivatives.

Other operating income

Other operating income amounted to Skr 0.0 million (12M12: Skr 19.9 million). The result in the previous year consisted of remuneration received relating to reimbursed expenses for the arbitration proceedings from a dispute with Sparbanksstiftelsernas Förvaltnings AB (SFAB), which was concluded in SEK’s favor and cannot be appealed.

Administrative expenses

Administrative expenses (which includes personnel expenses, other expenses and depreciations) totaled Skr -511.3 million (12M12: Skr -544.5 million), a decrease of 6.1 percent. The decrease was mainly due to a decrease in other expenses.

—Personnel expenses

Personnel expenses totaled Skr -290.1 million (12M12: Skr -292.2 million) a decrease of 0.7 percent compared to the previous year. The decrease in personnel expenses was due to no outcome in the general personnel incentive system (12M12: Skr -27.5 million). The outcome of the general personnel incentive system is based on net interest revenues and net commissions less costs, and may not exceed two months’ salary. The amount to be paid will decrease if the risk-weighted assets exceed intended levels for the year. Executive Directors are not covered by the incentive system. Personnel expenses excluding the effects of the general personnel incentive system increased by 9.6 percent, mainly due to severance to the president, salary adjustments and personnel reinforcements instead of external consultants.

Peter Yngwe will leave his position as CEO as of April 28, 2014 in connection with SEK’s Annual General Meeting in accordance with the Board of Director’s decision. Peter Yngwe will receive a severance in accordance with the state’s guidelines for leading officials, corresponding to 18 months’ salary that has been expensed in 2013 and totaled Skr 8.4 million, including employer’s contribution. Severance pay is paid monthly and deduction is made in the event of other income. Catrin Fransson will start her employment in SEK on April 1, 2014 for SEK introduction. She will assume her position as CEO in conjunction with SEK’s Annual General Meeting on April 28, 2014. Catrin Fransson’s terms of employment follow the state’s guidelines for leading officials.

—Other expenses

Other expenses amounted to Skr -185.4 million (12M12: Skr -232.8 million), a decrease of 20.4 percent compared to the previous year. The decrease in other expenses is mainly due to cost-reducing actions that have been taken through the reduction of the number of consultants and their replacement with employed staff.

—Depreciation of non-financial assets

Depreciation totaled Skr -35.8 million (12M12: Skr -19.5 million), an increase of 83.6 percent. The increase was mainly due to increased depreciation related to IT development-projects.

Net credit losses

Net credit losses for 2013 amounted to Skr -38.7 million (12M12: Skr -23.4 million) an increase of 65.4 percent. During 2013 an additional provision of Skr -10.0 million was made to the portfolio based reserve (i.e. the reserve not attributable to a specific counterparty) (12M12: Skr -40.0 million). After the provision the reserve amounts to Skr 210.0 million (12M12: Skr 200.0 million). Provisions for credit losses are attributable to anticipated losses.

Other comprehensive income

Other comprehensive income before tax amounted to Skr -342.0 million (12M12: Skr 180.5 million). Skr -402.8 million (12M12: Skr 175.7 million) of the total was attributable to items to be reclassified to operating profit and Skr 60.8 million (12M12: Skr 4.8 million) was attributable to items not to be reclassified to operating profit.

For items to be reclassified to operating profit Skr 3.9 million (12M12: Skr 7.5 million) was related to available-for-sale securities and Skr -406.7 million (12M12: Skr 168.2 million) was due to other comprehensive income effects related to cash flow hedges. The changes related to cash flow hedges were mainly due to changes in interest rates but also due to the reclassification from other comprehensive income to net interest revenues in operating profit.

Items not to be reclassified to operating profit were related to the revaluation of defined benefit plans. The positive impact from the benefit plans was due to the change in the discount rate used for calculation of the obligations. The discount rate is now based on market rates for Swedish mortgage bonds, as that market is regarded as deep enough to be used for this purpose. Before this change, the discount rate was based on Swedish government bonds.

After-tax return on equity

After-tax return on equity amounted to 7.4  percent (12M12: 5.0 percent). After-tax return, not reflecting unrealized fair-value changes, amounted to 8.8 percent (12M12: 9.3 percent).

Financial targets and outcome 2013

Profitability target: After tax return on equity should on long term correspond to risk-free interest rate plus 5 percentage points. The risk-free interest rate should be calculated as an average of the 10-year government bond interest rate during the last 10 years. The target for 2013 corresponded to 8.3 percent. The outcome was 7.4 percent.

Capital structure: The target is that the Core Tier-1 capital ratio should reach 16 percent, but no less than 12 percent. The Core Tier-1 capital ratio at year-end 2013 was 19.5 percent.

Dividend policy: The ordinary dividend should be 30 percent of the net profit after tax. Within the range of the policy — every time the dividend is proposed — the targets for capital structure, the company’s future capital requirements and possible investment plans and acquisition plans should be considered. The dividend proposed to the Annual General Meeting amounts to Skr 327.0 million, which corresponds to 30 percent of the net profit after tax.

Fourth quarter of 2013

Operating profit

Operating profit for the fourth quarter amounted to Skr 484.0 million (4Q12: Skr 234.1 million). The increase compared to the same period in the previous year was mainly attributable to net results of financial transactions, which amounted to Skr 302.1 million (4Q12: Skr -5.7 million), mainly related to unrealized changes in fair value.

Net interest revenues

Net interest revenues for the fourth quarter amounted to Skr 362.5 million (4Q12: Skr 413.8 million), a decrease of 12.4 percent compared to the same period in 2012. The decrease was mainly due to lower margins, mainly attributable to higher funding costs related to a structured borrowing that was redeemed in the beginning of the year 2013. The structured borrowing has been largely replaced with plain vanilla borrowings, which leads to higher funding costs. The margins in the liquidity portfolio decreased due to the new regulations requiring a higher proportion to be invested in securities with short maturities and high marketability.

The average margin on debt-financed assets for the fourth quarter of 2013 amounted to 41 basis points per annum (4Q12: 48 basis points), a decrease in absolute terms of 7 basis points, or in relative terms of 14.6 percent compared to the same period in the previous year.

The average volume of debt-financed assets amounted to Skr 258.4 billion (4Q12: Skr 257.4 billion) during the fourth quarter of 2013, an increase of 0.4 percent compared to the same period in the previous year.

Net results of financial transactions

The net result of financial transactions for the fourth quarter 2013 amounted to Skr 302.1 million (4Q12: Skr -5.7 million).

—Realized net results of financial transactions

Realized net results of financial transactions for the fourth quarter amounted to Skr 13.8 million (4Q12: Skr 19.6 million). The decrease was mainly attributable to lower interest compensations.

—Unrealized net results of financial transactions

Unrealized net results of financial transactions amounted to Skr 288.3 million (4Q12: Skr -25.3 million). The positive unrealized change in fair value during the fourth quarter was mainly attributable to changes in credit spreads on SEK’s own debt as well as the negative impact during the corresponding period in the previous year.

Administrative expenses

Administrative expenses (which includes personnel expenses, other expenses and depreciations) totaled Skr -155.8 million for the fourth quarter (4Q12: Skr -145.9 million), an increase of 6.8 percent. The increase was attributable to increased personnel expenses.

—Personnel expenses

Personnel expenses for the fourth quarter amounted to Skr -88.4 million (4Q12: Skr -77.7 million) an increase of 13.8 percent compared to the same period in the previous year. The increase in personnel expenses was due to severance for the president, salary adjustments and personnel reinforcements instead of external consultants. Offsetting effects are that no outcome in the general incentive system during 2013 (4Q12: Skr -6.1 million). Personnel expenses excluding the effects of the general personnel incentive system increased by 23.5 percent.

—Other expenses

Other expenses amounted to Skr -57.9 million (4Q12: Skr -61.0 million) a decrease of 5.1 percent compared to the same period in the previous year. The decrease in other expenses was mainly attributable to cost reduction measures taken by reducing the use of consultants and replacing the consultants with employees.

—Depreciations of non-financial assets

Depreciations for the fourth quarter 2013 totaled Skr -9.5 million (4Q12: Skr -7.2 million) an increase of 31.9 percent. The increase was mainly due to increased depreciations related to IT development projects.

Net credit losses

Net credit losses for the fourth quarter of 2013 amounted to Skr -22.2 million (4Q12: Skr -27.5 million). A reversal was made to the portfolio based reserve (i.e. the reserve not attributable to a specific counterparty) amounting to Skr 10.0 million. In the corresponding period of the previous year a provision was made to the portfolio based reserve amounting to Skr -20.0 million. Provisions for credit losses during the fourth quarter of 2013 were attributable to expected losses.

Other comprehensive income

Other comprehensive income before tax amounted to Skr 12.2 million (4Q12: Skr 15.9 million). Skr 6.2 million (4Q12: Skr 14.7 million) of the total was attributable to items to be reclassified to operating profit and Skr 6.0 million (4Q12: Skr 1.2 million) was attributable to items not to be reclassified to operating profit.

For items to be reclassified to operating profit Skr -7.5 million (4Q12: Skr -15.2 million) was related to available-for-sale securities and Skr 13.7 million (4Q12: Skr 29.9 million) was due to other comprehensive income related to cash flow hedges. The change related to cash flow hedges were mainly due to changes in interest rates but also due to the reclassification from other comprehensive income to net interest revenues in operating profit.

Performance measurement

SEK discloses both operating profit (calculated in accordance with IFRS), which is operating profit including changes in fair value of certain financial instruments, and operating profit excluding unrealized changes in the fair value of certain financial instruments (operating profit excluding unrealized changes in fair value).

Operating profit excluding changes in fair value of certain financial instruments is a supplementary metric to operating profit. Operating profit in accordance with IFRS values certain financial instruments at fair value even when SEK has the intention and the ability to hold them to maturity. Operating profit excluding unrealized changes in fair value does not reflect these mark-to-market valuation effects. Operating profits excluding unrealized changes in fair value in 2012 excludes a gain amounting to Skr 323.5 million that was realized when a few large interest rate and currency derivatives in hedge relations were closed out in order to prepare for the new regulatory framework for large exposures which came into force at year-end 2012/2013. The derivatives were replaced with new derivative instruments at market terms.

The table below provides a reconciliation of this performance measure to operating profit under IFRS and operating profit excluding changes in fair value.

	Oct-Dec,	Jul-Sep,	Oct-Dec,	Jan-Dec,	Jan-Dec,
Skr mn	2013	2013	2012	2013	2012
Operating profit	484.0	819.1	234.1	1,408.1	824.4
Closed interest rate and currency derivatives in hedge	—	—	—	—	-323.5
Unrealized changes in fair value (Note 2)	-288.3	58.1	25.3	260.5	1,151.7
Operating profit excl. unrealized changes in fair value	195.7	877.2	259.4	1,668.6	1,652.6

Statement of Financial Position

Total assets and liquidity placement

SEK’s total assets amounted to Skr 306.6 billion on December 31, 2013, a decrease of 2.1 percent from year-end 2012 (year-end 2012: Skr 313.1 billion). The decrease is a result of a strategic decision to more fully match borrowing against new loans, thereby allowing a reduction in the volume of outstanding liquidity instruments.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 222.0 billion as of December 31, 2013 (year-end 2012: Skr 218.8 billion), an increase of 1.5 percent from year-end 2012. Of the total amount at December 31, 2013, Skr 201.5 billion represented outstanding loans, an increase of 4.5 percent from year-end 2012 (year-end 2012: Skr 192.9 billion). Of the total amount of outstanding loans, loans in the S-system amounted to Skr 43.2 billion (year-end 2012: Skr 39.5 billion), representing an increase of 9.4 percent from year-end 2012.

As of December 31, 2013, the aggregate amount of outstanding offers amounted to Skr 65.5 billion, an increase of 10.1 percent since year-end 2012 (year-end 2012: Skr 59.5 billion). Skr 56.5 billion (year-end 2012: Skr 47.9 billion) of outstanding offers derived from the S-system. Binding offers are included in commitments. Skr 35.1 billion of outstanding offers are binding offers and Skr 30.5 billion are non-binding offers.

There has been no major change in the composition of SEK’s counterparty exposure during 2013, although the exposure to states and companies has increased somewhat and the exposure to financial institutions and municipalities has decreased in its proportion. Of the total counterparty exposure at December 31, 2013, 50.8 percent (year-end 2012: 49.6 percent) was to states and government export credit agencies; 19.6 percent (year-end 2012: 22.3 percent) was to financial institutions; 21.3 percent (year-end 2012: 18.3 percent) was to companies; 5.8 percent (year-end 2012: 6.8 percent) was to municipalities; and 2.3 percent (year-end 2012: 2.9 percent) was to asset-backed securities. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets because most derivatives are subject to collateral agreements. See the table “Total net exposures” in Note 13.

SEK’s hedging transactions are expected to be effective in offsetting changes in fair value attributable to hedged risks. The determination of the gross value of certain items in the statements of financial position, particularly derivatives and issued (non-subordinated) securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If other valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt and basis spreads (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets (see Notes 6 and 8).

Liabilities and equity

As of December 31, 2013, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. As a result, SEK considers all of its outstanding commitments to be covered through maturity. During 2013 SEK had a Skr 100 billion credit facility with the Swedish National Debt Office. SEK has not yet utilized the credit facility. In December 2013, the Swedish parliament decided that the credit facility for 2014 should amount to Skr 80 billion and only be available for loans covered by the State’s export credit support (CIRR). The Swedish parliament has also reauthorized the government to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. SEK has not yet utilized its ability to purchase state guarantees.

In 2013 SEK has exercised its right to redeem outstanding perpetual subordinated debt totaling USD 350 million. The reason for the early redemption of the subordinated debt was that due to regulatory changes, in the future they will not qualify as Tier-1 capital and will therefore no longer fulfill an effective function in the company´s capital structure when the new regulations come into force. In November, 2013 a Tier-2 bond amounting to USD 250 million with a maturity of 10 years and a right to redeem after 5 years was issued. See the paragraph below for how these measures have affected capital adequacy and the discussion of net results of financial transactions above for how it has affected operating profit.

Capital adequacy

SEK’s capital ratio calculated according to Basel II, Pillar 1, was 21.8 percent as of December 31, 2013 (year-end 2012: 23.0 percent) of which 19.5 percent was related to Tier-1 capital (year-end 2012: 23.0 percent). The decrease in the capital ratio was mainly attributable to SEK’s early redemption of perpetual subordinated debt and the subsequent issuance of a Tier-2 bond as described above. The Core Tier-1 capital ratio was 19.5 percent (year-end 2012: 19.8 percent). See note 12 for further information regarding capital adequacy.

Dividend

The Board of Directors has resolved to propose at the Annual General Meeting of April 28, 2014 that a dividend of Skr 327.0 million (Year-end 2012: Skr 212.6 million) be paid in accordance with company dividend policy.

Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Consolidated Statement of Comprehensive Income

Unaudited (except for Jan-Dec, 2012)

Skr mn	Note	Oct-Dec, 2013	Jul-Sep, 2013	Oct-Dec, 2012	Jan-Dec, 2013	Jan-Dec, 2012
Interest revenues		1,048.2	1,027.7	1,149.2	4,157.6	5,406.9
Interest expenses		-685.7	-648.4	-735.4	-2,602.8	-3,527.0
Net interest revenues		362.5	379.3	413.8	1,554.8	1,879.9

Commissions earned		0.3	2.3	1.7	8.7	11.1
Commissions incurred		-2.9	-2.7	-3.3	-13.8	-10.9
Net results of financial transactions	2	302.1	544.1	-5.7	408.4	-507.7
Other operating income		0.0	0.0	1.0	0.0	19.9
Operating income		662.0	923.0	407.5	1,958.1	1,392.3

Personnel expenses		-88.4	-58.5	-77.7	-290.1	-292.2
Other expenses		-57.9	-34.7	-61.0	-185.4	-232.8
Depreciations and amortizations of non-financial assets		-9.5	-8.9	-7.2	-35.8	-19.5
Net credit losses	3	-22.2	-1.8	-27.5	-38.7	-23.4
Operating profit		484.0	819.1	234.1	1,408.1	824.4

Taxes	4	-108.4	-183.0	62.4	-318.0	-115.6
Net profit (after taxes)(i)		375.6	636.1	296.5	1,090.1	708.8

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		-7.5	0.2	-15.2	3.9	7.5
Derivatives in cash flow hedges		13.7	-44.5	29.9	-406.7	168.2
Tax on items to be reclassified to profit or loss	4	-1.4	9.8	21.9	88.6	-20.4
Net items to be reclassified to profit or loss		4.8	-34.5	36.6	-314.2	155.3
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		6.0	0.0	1.2	60.8	4.8
Tax on items not to be reclassified to profit or loss	4	-1.3	0.0	-0.3	-13.4	-1.1
Net items not to be reclassified to profit or loss		4.7	0.0	0.9	47.4	3.7

Total other comprehensive income		9.5	-34.5	37.5	-266.8	159.0

Total comprehensive income(i)		385.1	601.6	334.0	823.3	867.8

(i) The entire profit is attributable to the shareholder of the Parent Company.

Skr	Oct-Dec, 2013	Jul-Sep, 2013	Oct-Dec, 2012	Jan-Dec, 2013	Jan-Dec, 2012
Basic and diluted earnings per share(ii)	94.1	159.4	74.3	273.2	177.6

(ii) The average number of shares amounts to 3,990,000 for all periods.

Consolidated Statement of Financial Position

Unaudited (except for Jan-Dec, 2012)

Skr mn	Note	December 31, 2013	December 31, 2012
Assets
Cash and cash equivalents	5, 6, 7	8,337.3	2,338.2
Treasuries/government bonds	5, 6, 7	4,594.8	5,111.5
Other interest-bearing securities except loans	3, 5, 6, 7	64,151.1	77,693.3
Loans in the form of interest-bearing securities	5, 6, 7	60,957.7	57,889.8
Loans to credit institutions	3, 5, 6, 7	24,819.1	22,083.6
Loans to the public	3, 5, 6, 7	125,552.9	115,478.2
Derivatives	6, 7, 8	14,227.9	25,711.2
Property, plant, equipment and intangible assets		150.2	150.3
Other assets		1,039.3	4,024.5
Prepaid expenses and accrued revenues		2,723.6	2,655.0
Total assets		306,553.9	313,135.6

Liabilities and equity
Borrowing from credit institutions	6, 7	8,256.1	14,490.3
Borrowing from the public	6, 7	59.3	56.9
Senior securities issued	6, 7	260,900.4	258,090.1
Derivatives	6, 7, 8	16,788.0	16,421.0
Other liabilities		785.4	3,462.3
Accrued expenses and prepaid revenues		2,432.8	2,407.6
Deferred tax liabilities		682.9	718.9
Provisions		51.8	96.2
Subordinated securities issued	6, 7	1,606.9	3,012.7
Total liabilities		291,563.6	298,756.0

Share capital		3,990.0	3,990.0
Reserves		135.7	449.9
Retained earnings		10,864.6	9,939.7
Total equity		14,990.3	14,379.6

Total liabilities and equity		306,553.9	313,135.6

Collateral provided etc.
Cash collateral under the security agreements for derivative contracts		6,945.8	2,544.4
Interest-bearing securities
Subject to lending		160.0	39.8

Contingent assets and liabilities	11	1.0	1.1

Commitments
Committed undisbursed loans	11	20,480.2	25,915.1
Binding offers	11	35,083.0	33,841.2

Consolidated Statement of Changes in Equity, in Summary

Unaudited (except for Jan-Dec, 2012)

			Reserves
Skr mn	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2012	13,968.1	3,990.0	319.4	-24.8	9,683.5
Effects of the implementation of IAS 19R	-36.3				-36.3
Adjusted opening balance of equity January 1, 2012 after effects of the implementation of IAS 19R	13,931.8	3,990.0	319.4	-24.8	9,647.2
Net profit Jan-Dec, 2012	708.8				708.8
Other comprehensive income Jan-Dec, 2012 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	7.5			7.5
Derivatives in cash flow hedges	168.2		168.2
Tax on items to be reclassified to profit or loss	-20.4		-18.4	-2.0
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	4.8				4.8
Tax on items not to be reclassified to profit or loss	-1.1				-1.1
Total other comprehensive income Jan-Dec, 2012	159.0		149.8	5.5	3.7
Total comprehensive income Jan-Dec, 2012	867.8		149.8	5.5	712.5
Dividend	-420.0				-420.0
Closing balance of equity December 31, 2012 (2)	14,379.6	3,990.0	469.2	-19.3	9,939.7
Opening balance of equity January 1, 2013	14,379.6	3,990.0	469.2	-19.3	9,939.7
Net profit Jan-Dec, 2013	1,090.1				1,090.1
Other comprehensive income Jan-Dec, 2013 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	3.9			3.9
Derivatives in cash flow hedges	-406.7		-406.7
Tax on items to be reclassified to profit or loss Jan-Dec, 2013	88.6		89.5	-0.9
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	60.8				60.8
Tax on items not to be reclassified to profit or loss Jan-Dec, 2013	-13.4				-13.4
Total other comprehensive income Jan-Dec, 2013	-266.8		-317.2	3.0	47.4
Total comprehensive income Jan-Dec, 2013	823.3		-317.2	3.0	1,137.5
Dividend	-212.6				-212.6
Closing balance of equity December 31, 2013 (2)	14,990.3	3,990.0	152.0	-16.3	10,864.6

(1)The total number of shares is 3,990,000.

(2)The entire equity is attributable to the shareholder of the Parent Company.

Statement of Cash Flows in the Consolidated Group

Unaudited (except for Jan-Dec, 2012)

Skr mn	Jan-Dec, 2013	Jan-Dec, 2012
Operating activities
Operating profit (1)	1,408.1	824.4

Adjustments to convert operating profit to cash flow:
Provision for credit losses - net	46.5	34.2
Depreciation	35.8	19.5
Exchange rate differences	-12.0	-3.8
Unrealized changes in fair value	260.5	1,151.7
Other	-57.7	116.9
Income tax paid	-270.6	-285.7
Total adjustments to convert operating profit to cash flow	2.5	1,032.8

Disbursements of loans	-60,237.4	-50,370.8
Repayments of loans	41,693.2	48,843.3
Net change in bonds and securities held	12,446.9	-9,469.4
Derivatives relating to loans	148.1	36.7
Other changes — net	631.7	-453.6
Cash flow from operating activities	-3,906.9	-9,556.6

Investing activities
Capital expenditures	-35.3	-41.7
Cash flow from investing activities	-35.3	-41.7

Financing activities
Proceeds from issuance of short-term senior debt	12,837.5	11,842.7
Proceeds from issuance of long-term senior debt	98,238.1	43,156.5
Repayments of debt	-59,829.6	-27,141.6
Repurchase and early redemption of own long-term debt	-44,841.8	-22,694.4
Derivatives relating to debts	3,768.0	3,440.9
Dividend paid	-212.6	-420.0
Cash flow from financing activities	9,959.6	8,184.1

Net cash flow for the year	6,017.4	-1,414.2
Exchange rate differences on cash and cash equivalents	-18.3	2.8
Cash and cash equivalents at beginning of the period	2,338.2	3,749.6
Cash and cash equivalents at end of the period (2)	8,337.3	2,338.2

Comments on the cash flow statement:

(1) Interest payments received and expenses paid

Skr mn	Jan-Dec, 2013	Jan-Dec, 2012
Interest payments received	4,088.6	6,492.2
Interest expenses paid	2,527.4	4,477.3

(2) Cash and cash equivalents

Skr mn	Jan-Dec, 2013	Jan-Dec, 2012
Cash at banks	418.2	148.2
Cash equivalents	7,919.1	2,190.0
Total cash and cash equivalents	8,337.3	2,338.2

Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 5.

Notes

1.              Applied accounting principles and effects from changes in accounting principles

2.              Net results of financial transactions

3.              Impairment and past-due receivables

4.              Taxes

5.              Loans and liquidity placements

6.              Classification of financial assets and liabilities

7.              Financial assets and liabilities at fair value

8.              Derivatives

9.              S-system

10.       Segment reporting

11.       Contingent liabilities, contingent assets and commitments

12.       Capital adequacy

13.       Exposures

14.       Transactions with related parties

15.       Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and effects from changes in accounting principles

This Year-end report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Consolidated Group’s and the Parent Company’s accounting policies, methods of computation and presentation are, in all material aspects, the same as those used for the 2012 annual financial statements except for the adoption of new and amended standards and interpretations effective as of January 1, 2013, the amended presentation of interests relating to derivative contracts as interest income and interest expense, and the amended presentation of currency effects on the reserve for impairment of financial assets. The nature of the changes on the accounting policies, methods of computation and presentation of the Consolidated Group and the Parent Company and the consequential restatement of earlier periods are described below. Other new standards and amendments, including IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities and the amended IAS 27 Separate Financial Statements and IAS 28 Investment in Associates and Joint Ventures, have not had any material impact on SEK’s financial statements.

IAS 1 Presentation of Financial Statements: amendments to presentation of items of other comprehensive income. The amendment changes the grouping of items presented in other comprehensive income. Items to be reclassified to profit or loss are presented separately from items not to be reclassified to profit or loss. The amendment affects presentation only and has no impact on SEK’s financial position or performance.

IAS 19R Employee Benefits. The IASB has amended IAS 19. This is mainly related to defined benefit plans. The amendments to IAS 19 remove the option to defer the recognition of actuarial gains and losses, i.e. the corridor mechanism. The impact on SEK is as follows: SEK is no longer applying the corridor approach and is instead recognizing all actuarial gains and losses under other comprehensive income as they occur, all past service costs are recognized immediately, and interest cost on pension obligations and expected, return on plan assets was replaced by a net interest amount that is calculated by applying the discount rate for the pension obligations to the net defined benefit liability (asset). The initial effect was reported against retained earnings as of January 1, 2012 and subsequent changes are reported in personnel expenses and other comprehensive income. The amendment has not had any material impact on personnel expenses for 2012, and the comparative figures are therefore not adjusted for personnel expenses. Additionally, in 2013 the amendment has not had any material impact on personnel expenses. For adjusted comparative figures regarding other comprehensive income and consolidated statement of financial position, see Effects of IAS 19R below.

The discount rate used for calculation of the obligations has been changed: beginning January 1, 2013. The discount rate is now based on Swedish mortgage bonds as that market is to be regarded as deep enough to be used for this purpose. Before January 1, 2013 the discount rate was based on Swedish government bonds. The change has a positive impact on other comprehensive income of Skr 35.1 million for 2013.

IFRS 7 Financial Instruments: Disclosures. The amendments contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position or subject to master netting arrangements or similar agreements. The amendments increase the disclosure requirements for SEK, see Note 8 Derivatives.

IFRS 13 Fair-value measurement. This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair-value accounting, but provide guidance on how it should be applied, where its use is already required or permitted by other standards within IFRS. The new standard has not had any material impact on SEK’s financial statements except for additional disclosure requirements, see Note 7 Financial assets and liabilities at fair value.

Interest income and interest expense. Interest related to derivative contracts was previously presented as interest income or interest expense depending on whether the contracts’ net interest was positive or negative. As of the first quarter 2013, interest for derivatives used to hedge funding, in hedge accounting or economic hedges, is presented as interest expense, regardless of whether the contracts’ net interest is positive or negative. Interest for derivatives used to hedge assets, in hedge accounting or economic hedges, is presented as interest income, regardless of whether the contracts’ net interest is positive or negative. The aim is to better illustrate the actual interest expense for funding after taking into account hedges. As of the fourth quarter 2013 further enhancements has been made in the presentation of interest income and interest expense. Comparative figures have been adjusted; see the table Changed presentation of interest related in derivative contracts below. The change has a negative impact on Interest revenues and Interest expenses but no impact on Net interest revenues.

Reserve for impairment of financial assets. Currency effects on reserve for impairment of financial assets from the first quarter 2013 are presented as Net result of financial transactions. Previously the currency effects were presented together with the impairment as Net credit losses. Earlier periods have not been adjusted, as the impact is not material.

In addition to the changes above, certain amounts reported in prior periods have been reclassified to conform to the current presentation. This Year-end report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of 2012.

Effects of IAS 19R

	Oct-Dec, 2012		Jan-Dec, 2012
Consolidated Statement of Comprehensive Income Skr mn	As previously reported	As adjusted	As previously reported	As adjusted
Items not be reclassified to profit or loss
Revaluation of defined benefit plans		1.2		4.8
Tax on items not to be reclassified to profit or loss		-0.3		-1.1
Net items not to be reclassified to profit or loss		0.9		3.7
Total other comprehensive income	36.6	37.5	155.3	159.0

Total comprehensive income	333.1	334.0	864.1	867.8

	December 31, 2012		January 1, 2012
Consolidated Statement of Financial Position Skr mn	As previously reported	As adjusted	As previously reported	As adjusted
Liabilities and equity
Deferred tax liabilities	728.1	718.9	811.6	801.4
Provisions	54.4	96.2	49.6	96.1
Total liabilities	298,723.4	298,756.0	305,733.8	305,770.1

Retained earnings	9,972.3	9,939.7	9,683.5	9,647.2
Total equity	14,412.2	14,379.6	13,968.1	13,931.8

Total liabilities and equity	313,135.6	313,135.6	319,701.9	319,701.9

Changed presentation of interests in derivative contracts

	Oct-Dec, 2012		Jan-Dec, 2012
Consolidated Statement of Comprehensive Income Skr mn	As previously reported	As adjusted	As previously reported	As adjusted
Interest revenues	2,662.8	1,149.2	10,352.3	5,406.9
Interest expenses	-2,249.0	-735.4	-8,472.4	-3,527.0
Net interest revenues	413.8	413.8	1,879.9	1,879.9

	Jul-Sep, 2013		Apr-Jun, 2013		Jan-Mar, 2013
Skr mn	As previously reported	As adjusted	As previously reported	As adjusted	As previously reported	As adjusted
Interest revenues	1,133.9	1,027.7	1,157.7	1,024.3	1,209.2	1,057.4
Interest expenses	-754.6	-648.4	-772.1	-638.7	-781.7	-629.9
Net interest revenues	379.3	379.3	385.6	385.6	427.5	427.5

Note 2. Net results of financial transactions

Skr mn	Oct-Dec, 2013	Jul-Sep, 2013		Oct-Dec, 2012	Jan-Dec, 2013		Jan-Dec, 2012
Net results of financial transactions were related to:
Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	-5.5	18.7		2.4	0.9		3.0
Interest compensation	0.2	0.5		14.3	2.0		14.3
Realized results on settled assets and repurchased debt	19.1	583.0	(1)	2.9	666.0	(2)	626.7	(3)
Total net results of financial transactions, before certain fair value changes	13.8	602.2		19.6	668.9		644.0

Unrealized changes in fair value related to financial assets, financial liabilities and related derivatives	288.3	-58.1	(1)	-25.3	-260.5	(2)	-1,151.7	(3)
Total net results of financial transactions	302.1	544.1		-5.7	408.4		-507.7

(1) During the third quarter 2013 a gain amounting to Skr 390.0 million from the repurchase of SEK´s subordinated debt was recorded. Realized profit amounted to Skr 571.7 million, which was offset by the reversal of previously recognized unrealized gains amounting to Skr -181.7 million.

(2) Accumulated for 2013 a gain amounting to Skr 374.8 million from the repurchase of SEK´s subordinated debt was recorded. Realized profit amounted to Skr 571.7 million, which was offset by the reversal of previously recognized unrealized gains amounting to Skr -196.9 million.

(3) A previously recognized unrealized gain was realized during the third quarter of 2012 when a few large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures which came into force January 1, 2013. The loss in operating profit amounted to Skr -30.1 million. Realized profit amounted to Skr 323.5 million, which was offset by the reversal of previously recognized unrealized gains amounting to Skr -353.6 million. The derivatives were replaced with new derivative instruments at market terms.

Note 3. Impairment and past-due receivables

Skr mn	Oct-Dec, 2013	Jul-Sep, 2013	Oct-Dec, 2012	Jan-Dec, 2013	Jan-Dec, 2012
Credit losses (1), (2)	-44.5	0.5	-30.6	-68.2	-71.7
Established losses	—	-2.5	—	-2.5	-2.4
Reversal of previous write-downs (1), (2), (4)	21.7	0.0	1.2	21.7	37.0
Net impairments, established losses and reversals	-22.8	-2.0	-29.4	-49.0	-37.1
Recovered credit losses	0.6	0.2	1.9	10.3	13.7
Net credit losses	-22.2	-1.8	-27.5	-38.7	-23.4
of which related to loans(3)	-21.9	-2.3	-23.5	-32.2	-48.7
of which related to liquidity placements (3)	-0.3	0.5	-4.0	-6.5	25.3

Reserve of impairment of financial assets
Balance brought forward	-740.9	-759.4	-691.4	-720.8	-683.7
Impaired financial assets sold	—	—	—	—	—
Net impairments, established losses and reversals	-22.8	-2.0	-29.4	-49.0	-37.1
Currency effects(4)	-6.0	20.5	—	0.1	—
Balance carried forward	-769.7	-740.9	-720.8	-769.7	-720.8
of which related to loans (3)	-278.1	-255.2	-235.1	-278.1	-235.1
of which related to liquidity placements (3)	-491.6	-485.7	-485.7	-491.6	-485.7

(1)SEK has two assets in the form of CDOs. These two CDOs are first-priority-tranches with end-exposure to the U.S. sub-prime market. An impairment of Skr 3.0 million was recorded in the twelve-month period of 2013 in relation to these two CDOs (12M12: reversal of Skr 31.5 million), bringing the total of such impairment to Skr 469.3 million (year-end 2012: Skr 462.6 million). The assets have a gross book value before impairment of Skr 582.7 million (year-end 2012: Skr 594.4 million).

(2)The amount for the twelve month period includes a provision of Skr 10.0 million (12M12: Skr 40.0 million) related to the portfolio based reserve not linked to a specific counterparty. The result is that the provision for bad debts not linked to a specific counterparty amounts to the total of Skr 210.0 million (year-end 2012: Skr 200.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. SEK established the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(3)See Note 5 for definitions.

(4)Of which Skr 28.0 million refers to unrealized currency effects during the period January-December 2012 and Skr 1.2 million refers to unrealized currency effects during the period October-December 2012. Beginning with the first quarter of 2013, currency effects on impairments are presented in net results of financial transactions.

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	December 31, 2013	December 31, 2012
Past-due receivables:
Aggregate amount of principal and interest less than 90 days past-due (1)	13.2	155.4	(2)
Aggregate amount of principal and interest more than 90 days past-due (1),(3)	2.1	1,418.7	(2)
Principal amount not past-due on such receivables (1)	601.1	1,552.4	(2)

(1) SEK has a restructured receivable amounting to Skr 142.4 million where an impairment was recorded during the fourth quarter of 2013. This impairment is included in credit losses and balance carried forward at year-end 2013.

(2) Past-due receivables as of December 31, 2012 consisted primarily of amortization related to one loan in respect of which a restructuring was completed during the first quarter of 2013. SEK considers the previous loan dissolved and replaced with a new loan since the terms for the new loan are substantially different from those of the old loan. The loan is fully covered by adequate guarantees and therefore no related loan loss reserve has been made.

(3) Of the aggregate amount of principal and interest past due, Skr 0.8 million (year-end 2012: Skr 144.5 million) was due for payment more than three but less than six months before the end of the reporting period, and Skr 0.7 million (year-end 2012: Skr 144.5 million) was due for payment more than six but less than nine months before the end of the reporting period.

Note 4. Taxes

The reported amount of taxes represents current tax and deferred tax. Deferred tax includes deferred taxes on temporary differences, including deferred tax related to untaxed reserves. Because the corporate tax rate was reduced as of January 1, 2013, the deferred tax was recalculated which, due to the change in tax rate, created a Skr 116.4 million gain in Net profit and a Skr 25.9 million gain in other comprehensive income for 2012.

Note 5. Loans and liquidity placements

Loans in the form of interest-bearing securities are a part of SEK’s total loans. SEK’s total loans and liquidity placements are calculated as follows:

Skr mn	December 31, 2013	December 31, 2012
Loans:
Loans in the form of interest-bearing securities	60,957.7	57,889.8
Loans to credit institutions	24,819.1	22,083.6
Loans to the public	125,552.9	115,478.2
Less:
Cash collateral under the security agreements for derivative contracts	-6,945.8	-2,544.4
Deposits with time to maturity exceeding three months	-2,906.5	—
Total loans	201,477.4	192,907.2

Liquidity placements:
Cash and cash equivalents (1)	8,337.3	2,338.2
Cash collateral under the security agreements for derivative contracts	6,945.8	2,544.4
Deposits with time to maturity exceeding three months	2,906.5	—
Treasuries/government bonds	4,594.8	5,111.5
Other interest-bearing securities except loans	64,151.1	77,693.3
Total liquidity placements	86,935.5	87,687.4

Total interest-bearing assets	288,412.9	280,594.6

(1)Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date.

Note 6. Classification of financial assets and liabilities

	December 31, 2013
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available-for- sale	Loans and receivables (1)
Cash and cash equivalents	8,337.3	—	—	—	—	8,337.3
Treasuries/government bonds	4,594.8	—	—	—	4,560.2	34.6
Other interest-bearing securities except loans	64,151.1	—	2,341.7	—	42,800.7	19,008.7
Loans in the form of interest-bearing securities	60,957.7	—	1,324.5	—	—	59,633.2
Loans to credit institutions	24,819.1	—	—	—	—	24,819.1
Loans to the public	125,552.9	—	—	—	—	125,552.9
Derivatives	14,227.9	5,972.9	—	8,255.0	—	—
Total financial assets	302,640.8	5,972.9	3,666.2	8,255.0	47,360.9	237,385.8

	December 31, 2013
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	8,256.1	—	—	—	8,256.1
Borrowing from the public	59.3	—	—	—	59.3
Senior securities issued	260,900.4	—	81,326.9	—	179,573.5
Derivatives	16,788.0	12,318.1	—	4,469.9	—
Subordinated securities issued	1,606.9	—	—	—	1,606.9
Total financial liabilities	287,610.7	12,318.1	81,326.9	4,469.9	189,495.8

	December 31, 2012
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available-for- sale	Loans and receivables (1)
Cash and cash equivalents	2,338.2	—	—	—	—	2,338.2
Treasuries/government bonds	5,111.5	—	—	—	4,261.1	850.4
Other interest-bearing securities except loans	77,693.3	—	2,996.8	—	13,118.2	61,578.3
Loans in the form of interest-bearing securities	57,889.8	—	2,136.4	—	—	55,753.4
Loans to credit institutions	22,083.6	—	—	—	—	22,083.6
Loans to the public	115,478.2	—	—	—	—	115,478.2
Derivatives	25,711.2	11,319.7	—	14,391.5	—	—
Total financial assets	306,305.8	11,319.7	5,133.2	14,391.5	17,379.3	258,082.1

	December 31, 2012
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	14,490.3	—	—	—	14,490.3
Borrowing from the public	56.9	—	—	—	56.9
Senior securities issued	258,090.1	—	116,478.7	—	141,611.4
Derivatives	16,421.0	13,567.3	—	2,853.7	—
Subordinated securities issued	3,012.7	—	—	—	3,012.7
Total financial liabilities	292,071.0	13,567.3	116,478.7	2,853.7	159,171.3

(1)Of loans and receivables, 8.3 percent (year-end 2012: 8.1 percent) are subject to fair-value hedge accounting and 8.4 percent (year-end 2012: 6.6 percent) are subject to cash-flow hedge accounting; the remaining 83.3 percent (year-end 2012: 85.3 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(2)No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3)Of other financial liabilities, 73.5 percent (year-end 2012: 73.4 percent) are subject to fair-value hedge accounting, the remaining 26.5 percent (year-end 2012: 26.6 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk amounted to Skr -320.7 million (year-end 2012: Skr -753.9 million), which represents a cumulative increase in the book value of liabilities. For the period January 1 to December 31, 2013 the credit risk component has decreased by Skr 433.2 million, which decreased the value of financial liabilities and affected operating profit positively. For the period January 1 to December 31, 2012 the credit risk component had increased by Skr -963.3 million, which increased the value of financial liabilities and affected operating profit negatively. The accumulated changes for derivatives originating from credit risk amounted to Skr -6.8 million for the period January 1 to December 31, 2013, which had a negative effect on operating profit. The valuation is made on the counterparty level.

Repayments of long-term debt amounting to approximately Skr -59.8 billion (12M12: Skr -27.1 billion) have been effectuated, during the twelve-month period and SEK’s own debt repurchase and early redemption amounted to approximately Skr -44.8 billion (12M12: Skr -22.7 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets, moving those assets to the category “loans and receivables” from the categories “held-for-trading” and “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 owing to the global financial crisis, and SEK assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such securities held for trading or securities available for sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest. The last remaining reclassified assets from the category “held-for-trading” were sold during the first quarter of 2012.

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. If SEK had not chosen the reclassification option, the effect reported in other comprehensive income would have been a negative effect of Skr -18.0 million for the period January 1 to December 31, 2013. For the same period in 2012, the reclassification would have decreased other comprehensive income by Skr -3.3 million.

Skr mn	December 31, 2013			December 31, 2012
Reclassified financial assets	Nominal value	Book value	Fair value	Nominal value	Book value	Fair value
Other interest-bearing securities except loans	—	—	—	—	—	—
Loans in the form of interest-bearing securities	572.4	619.8	630.6	766.9	821.9	850.7
Total	572.4	619.8	630.6	766.9	821.9	850.7

Note 7. Financial assets and liabilities at fair value

	December 31, 2013
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	8,337.3	8,337.3	0.0
Treasuries/governments bonds	4,594.8	4,594.8	0.0
Other interest-bearing securities except loans	64,151.1	63,939.6	-211.5
Loans in the form of interest-bearing securities	60,957.7	63,163.8	2,206.1
Loans to credit institutions	24,819.1	24,891.6	72.5
Loans to the public	125,552.9	127,331.2	1,778.3
Derivatives	14,227.9	14,227.9	0.0
Total financial assets	302,640.8	306,486.2	3,845.4

Borrowing from credit institutions	8,256.1	8,277.3	21.2
Borrowing from the public	59.3	59.3	0.0
Senior securities issued	260,900.4	262,298.8	1,398.4
Derivatives	16,788.0	16,788.0	0.0
Subordinated securities issued	1,606.9	1,589.9	-17.0
Total financial liabilities	287,610.7	289,013.2	1,402.6

	December 31, 2012
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	2,338.2	2,338.2	0.0
Treasuries/governments bonds	5,111.5	5,114.0	2.5
Other interest-bearing securities except loans	77,693.3	76,399.2	-1,294.1
Loans in the form of interest-bearing securities	57,889.8	59,109.2	1,219.4
Loans to credit institutions	22,083.6	22,274.4	190.8
Loans to the public	115,478.2	119,054.6	3,576.4
Derivatives	25,711.2	25,711.2	0.0
Total financial assets	306,305.8	310,000.8	3,695.0

Borrowing from credit institutions	14,490.3	14,490.3	0.0
Borrowing from the public	56.9	56.9	0.0
Senior securities issued	258,090.1	258,189.6	99.5
Derivatives	16,421.0	16,421.0	0.0
Subordinated securities issued	3,012.7	2,282.9	-729.8
Total financial liabilities	292,071.0	291,440.7	-630.3

The majority of financial liabilities and some of the financial assets in the statement of financial position are accounted for at full fair value or at a value that represents fair value for the components hedged in a hedging relationship. However, loans and receivables and other financial liabilities which are neither subject to hedge accounting nor carried at fair value using the fair value option, are accounted for at amortized cost.

In the process of estimating or deriving fair values for items accounted for at amortized cost, certain simplifying assumptions have been made. In those cases where quoted market values for the relevant items are available, such market values have been used. However, for a large portion of the items there are no such quoted market values. In such cases the fair value has been estimated or derived using valuation models that may depend on estimations by the company, which may be subject to uncertainty.

Determining fair value of financial instruments

The best evidence of fair value is quoted prices in an active market. The majority of SEK’s financial instruments are not publicly traded, and quoted market values are not readily available.

Fair value measurements are categorized using a fair value hierarchy. The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy that reflects the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

SEK recognizes transfers between levels of the fair value hierarchy in the beginning of the reporting period in which the change has occurred. For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models, and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data.

In calculating fair value, SEK seeks to use observable market quotes (market data) to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative models for the calculation of fair value. Examples of the indirect use of market data are:

• the derivation of discount curves from observable market data, which is interpolated to calculate the non-observable data points, and

•quantitative models, which are used to calculate the fair value of a financial instrument, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

• historically observed market data. One example is a valuation depending on the correlation between two exchange rates, where the correlation is determined by time series analysis.

• similar observable market data. One example is SEK’s valuation of the volatility of a stock option whose maturity is longer than the longest option for which observable market quotes are available. In such a case, SEK extrapolates a value based on the observable market quotes for shorter maturities.

For observable market data, SEK uses third-party information based on purchased contracts (such as that available from Reuters and Bloomberg). This type of information can be divided into two groups, with the first group consisting of directly observable prices and the second of market data calculated from the observed prices.

Examples from the first group are — for various currencies and maturities — currency rates, stock prices, share index levels, swap prices, future prices, basis spreads and bond prices. The discount curves that SEK uses, which are a cornerstone of valuation at fair value, are constructed from observable market data.

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated by the “Black-Scholes model”. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and credit default swap spreads. SEK continuously ensures the high quality of market data, and in connection with the financial reporting a thorough validation of market data is performed quarterly.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Correlations that are non-observable market data are calculated from time-series of observable market data. When extrapolated market data as interest rates are used they are calculated by setting the last observable node as a constant for longer maturities. Correlations that are non-observable market data are calculated from time-series of observable market data. When extrapolated market data as interest rates are used they are calculated by setting the last observable node as a constant for longer maturities.

Fair value adjustments are applied by SEK to reflect additional factors that market participants take into account and that are not captured by the valuation model. Management assesses the correct level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and unobservable parameters, where relevant.

The Board’s Finance Committee has delegated the relevant responsibilities to SEK’s Executive Committee’s Asset and Liability Committee, which therefore acts as SEK’s decision-making body regarding methodology and policies regarding fair values, including approval of valuation models. The use of a valuation model demands a validation and thereafter an approval. The validation is conducted by Risk Control to ensure an independent control. The Asset and Liability Committee makes decisions regarding the approval (or changes to) the valuation model. Analysis of significant unobservable inputs, fair value adjustments and significant changes to the fair value of level-3-instruments are conducted quarterly in reasonableness assessment.

Determination of fair value of certain types of financial instruments

Derivative instruments. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to counter party credit risk is based on publicly quoted prices on credit default swaps of the counterparty, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial assets and financial liabilities measured at fair value through profit and loss and therefore the imbedded derivatives are not separated.

As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If other valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads (which can be considerable); such changes in fair value would generally offset each other.

	December 31, 2013
Financial assets in fair value hierarchy	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	4,560.2	—	—	4,560.2
Other interest-bearing securities except loans	1,923.7	156.2	261.8	2,341.7	5,318.3	37,482.4	—	42,800.7
Loans in the form of interest-bearing securities	832.9	491.6	—	1,324.5	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	10,597.2	3,630.7	14,227.9	—	—	—	—
Total financial assets in fair value hierarchy	2,756.6	11,245.0	3,892.5	17,894.1	9,878.5	37,482.4	—	47,360.9

	December 31, 2013
Financial liabilities in fair value hierarchy	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	25,934.2	55,392.7	81,326.9
Derivatives	52.9	13,227.3	3,507.8	16,788.0
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	52.9	39,161.5	58,900.5	98,114.9

During January-December 2013 no financial assets or liabilities at fair value have been moved from level 1 to level 2. Certain interest bearing securities with a value of Skr 1,748.9 million have been moved from level 2 to level 1 due to a review of the classification in connection to the implementation of IFRS 13.

	December 31, 2012
Financial assets in fair value hierarchy	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-Sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	—	4,261.1	—	4,261.1
Other interest-bearing securities except loans	—	2,476.2	520.6	2,996.8	—	13,118.2	—	13,118.2
Loans in the form of interest-bearing securities	—	1,630.1	506.3	2,136.4	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	16,706.4	9,004.8	25,711.2	—	—	—	—
Total financial assets in fair value hierarchy	—	20,812.7	10,031.7	30,844.4	—	17,379.3	—	17,379.3

	December 31, 2012
Financial liabilities in fair value hierarchy	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	27,271.2	89,207.5	116,478.7
Derivatives	—	11,308.5	5,112.5	16,421.0
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	—	38,579.7	94,320.0	132,899.7

During 2012 no financial assets or liabilities at fair value have been moved from level 1 to level 2 or from level 2 to level 1.

	December 31, 2013
Financial assets at fair value in level 3 Skr mn	January 1, 2013	Purchases	Settlements & sales	Transfers to level 3(2)	Transfers from level 3	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2013	Unrealized gains and losses through profit or loss(1)
Other interest-bearing securities except loans	520.6	—	-41.2	—	-191.1	-26.5	—	261.8	-3.5
Loans in the form of interest-bearing securities	506.3	—	-504.6	—	—	-1.7	—	0.0	—
Derivatives	9,004.8	—	-2,870.4	300.5	-808.7	-1,995.5	—	3,630.7	-3,067.0
Total financial assets at fair value in level 3	10,031.7	0.0	-3,416.2	300.5	-999.8	-2,023.7	—	3,892.5	-3,070.5

	December 31, 2013
Financial liabilities at fair value in level 3 Skr mn	January 1, 2013	Issues	Settlements & buy-backs	Transfers to level 3(2)	Transfers from level 3	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2013	Unrealized gains and losses through profit or loss(1)
Senior securities issued	89,207.5	6,724.1	-46,426.1	11,753.3	-7,913.4	2,047.3	—	55,392.7	4,502.3
Derivatives	5,112.5	654.9	-1,114.8	989.8	-75.5	-2,059.1	—	3,507.8	-2,027.3
Total financial liabilities at fair value in level 3	94,320.0	7,379.0	-47,540.9	12,743.1	-7,988.9	-11.8	—	58,900.5	2,474.9

	December 31, 2012
Financial assets at fair value in level 3 Skr mn	January 1, 2012	Purchases	Settlements & sales	Transfers to level 3	Transfers from level 3(3)	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2012	Unrealized gains and losses through profit or loss(1)
Other interest-bearing securities except loans	571.6	—	—	—	—	-51.0	—	520.6	-36.6
Loans in the form of interest-bearing securities	509.5	—	—	—	—	-3.2	—	506.3	-0.5
Derivatives	10,444.9	492.8	-1,945.4	—	-394.8	407.3	—	9,004.8	-5,758.8
Total financial assets at fair value in level 3	11,526.0	492.8	-1,945.4	—	-394.8	353.1	—	10,031.7	-5,795.9

	December 31, 2012
Financial liabilities at fair value in level 3 Skr mn	January 1, 2012	Issues	Settlements & buy-backs	Transfers to level 3	Transfers from level 3(3)	Gains and losses through profit or loss (1)	Gains and losses in comprehensive income	December 31, 2012	Unrealized gains and losses through profit or loss(1)
Senior securities issued	121,676.3	8,668.5	-29,081.4	—	-12,716.6	660.7	—	89,207.5	7,882.0
Derivatives	13,470.0	133.0	-2,832.7	—	-1,184.9	-4,472.9	—	5,112.5	-1,545.4
Total financial liabilities at fair value in level 3	135,146.3	8,801.5	-31,914.1	—	-13,901.5	-3,812.2	—	94,320.0	6,336.6

(1) Gains and losses through profit or loss is reported as Net results of financial transactions. The unrealized fair value changes for assets and liabilities held as of December 31, 2013 amount to Skr -0.6 billion (year-end 2012: Skr -0.5 billion) which are reported as Net results of financial transactions.

(2)The transfer s both to level 3 from level 2 and from level 3 to level 2 during the period January to December 2013 is due to a review of the classification in connection with the implementation of IFRS 13.

(3)The transfer from level 3 to level 2 during 2012 is due to the fact that the valuation system support has been refined and the fair value is now provided by valuation models for which the market data that have a significant effect on the recorded fair value is observable.

Uncertainty of valuation of level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of level-3-instrument is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of level-3- instruments using other reasonable parameter values. Option models are used to value the instruments in level 3. For level-3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made by an interest rate shift of +/- 10 basis points. For the level-3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The base for this sensitivity analysis is therefore revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/– 10 percentage points. After the revaluation is performed, the max/min value for each transaction is singled out. The analysis show the impact of the non observable market data on the market value.  In addition to this also the market value of observable market data will also be affected.

The result is consistent with SEK’s business model where debt securities connected with embedded derivatives are hedged by using the derivative. This means that an increase or decrease in the value of the hybrid instrument is offset by an equally large increase or decrease of the embedded derivative, as the underlying reference in the bond is also a part of the derivative. The table below presents the scenario analysis of the effect on level -3- instrument, with maximum positive and negative changes. The analysis shows the effect when both the issued securities and derivative have their maximum or minimum market value, regardless if it is an asset or a liability.

Significant unobservable inputs

Skr mn Type of financial instrument	Fair values at December 31, 2013	Range of estimates for unobservable input(1)
Assets
Other interest-bearing securities except loans	261.8
Derivatives	3,630.7	FX	0.95 - (0.80)
Liabilities		Equity	0.95 - (0.48)
Senior securities issued	55,392.7	Other	0.95 - (0.09)
Derivatives	3,507.8

(1) Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the bond and the derivative hedging the bond. The sensitivity analysis is based on a consistent shift in the interval for correlation between 0.1 and -0.1. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship, the maximum correlation in the range of unobservable inputs can thus be from 1 to -1.

Sensitivity analysis - level 3 assets and liabilities

	December 31, 2013
	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value
Skr mn	Total		FX		Equity		Interest rate		Other
Assets
Other interest-bearing securities except loans	—	—	—	—	—	—	—	—	—	—
Derivatives	-10.0	9.1	44.8	-41.1	-2.8	2.7	-54.6	50.8	2.7	-3.2
Total change in fair value of level 3 assets	-10.0	9.1	44.8	-41.1	-2.8	2.7	-54.6	50.8	2.7	-3.2

Liabilities
Senior securities issued	105.6	-118.7	-156.8	144.7	4.1	-4.0	262.2	-263.2	-3.9	3.8
Derivatives	-103.0	108.0	105.5	-101.4	-1.6	1.2	-207.3	208.7	0.4	-0.5
Total change in fair value of level 3 liabilities	2.6	-10.7	-51.2	43.4	2.5	-2.8	54.9	-54.5	-3.6	3.2

Total effect on profit or loss	-7.4	-1.6	-6.5	2.2	-0.3	-0.1	0.3	-3.7	-0.9	0.0

Sensitivity analysis - level 3 assets and liabilities

	December 31, 2013		December 31, 2012
Skr mn	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value
Assets
Other interest-bearing securities except loans	—	—	—	—
Derivatives	-10.0	9.1	204.5	-156.3
Total change in fair value of level 3 assets	-10.0	9.1	204.5	-156.3

Liabilities
Senior securities issued	105.6	-118.7	-300.2	456.9
Derivatives	-103.0	108.0	220.3	-206.9
Total change in fair value of level 3 liabilities	2.6	-10.7	-79.9	250.0

Total effect on profit or loss	-7.4	-1.6	124.6	93.7

Note 8. Derivatives

Derivatives by categories

	December 31, 2013			December 31, 2012
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,030.0	8,289.0	209,375.7	6,528.0	6,868.6	150,547.6
Currency-related contracts	8,971.8	7,424.7	172,581.1	16,823.1	4,974.7	207,056.2
Equity-related contracts	2,159.9	898.8	21,195.6	2,228.0	3,234.5	40,363.3
Contracts related to commodities, credit risk, etc.	66.2	175.5	4,703.2	132.1	1,343.2	16,094.7
Total derivatives	14,227.9	16,788.0	407,855.6	25,711.2	16,421.0	414,061.8

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts . These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses derivatives (primarily) to hedge risk exposure inherent in financial assets and liabilities. Derivatives are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters.

The nominal amounts and fair values of derivative instruments do not reflect real exposures. Where a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. Where no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements.

Some credit default swap contracts are derivatives and are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of December 31, 2013, the total nominal amount of financial guarantees documented as derivatives and classified as financial guarantees was Skr 7,873.0 million (year-end 2012: Skr 9,233.1 million).

The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives, i.e. derivative contracts that are not transacted on an exchange. SEK’s derivative transactions that are not transacted on an exchange are entered into under ISDA Master Netting Agreements. In general, under such agreements the amounts owed by each counterparty that are due on a single day in respect of all transactions outstanding in the same currency under the agreement are aggregated into a single net amount payable by one party to the other. In certain circumstances, for example when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions. SEK endeavors to only enter into derivatives transactions with counterparties in jurisdictions where such netting is enforceable when such events occur.

The above ISDA arrangements do not meet the criteria for offsetting in the statement of financial position. This is because such agreements create a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of SEK or the counterparties. In addition, SEK and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

The ISDA Master Netting Agreements are complemented by supplementary agreements providing for the collateralization of counterparty exposure. SEK receives and accepts collateral in the form of cash and, to a limited extent, government bonds. Such collateral is subject to the standard industry terms of ISDA Credit Support Annex.

The disclosures set out in the tables below include financial assets and financial liabilities that are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments. SEK only enters into derivative transactions that are subject to enforceable master netting agreements or similar agreements. SEK has no financial assets or liabilities that are offset in the statement of financial position.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	December 31, 2013	December 31, 2012
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial assets	14,227.9	25,711.2
Amounts offset in the statement of financial position	—	—
Net amounts of financial assets presented in the statement of finacial position	14,227.9	25,711.2
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-8,403.8	-12,410.2
Cash collateral received	-5,191.0	-10,573.2
Net amount	633.1	2,727.8

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	December 31, 2013	December 31, 2012
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial liabilities	16,788.0	16,421.0
Amounts offset in the statement of financial position	—	—
Net amounts of financial liabilities presented in the statement of finacial position	16,788.0	16,421.0
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-8,403.8	-12,410.2
Cash collateral paid	-5,372.4	-1,519.1
Net amount	3,011.8	2,491.7

Note 9. S-system

SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together referred to as the “S-system”). In accordance with its assignment in an owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2012. The remuneration from the S-system to SEK in accordance with the owner’s instruction, which amounted to Skr 105.3 million (12M12: Skr 89.4 million), is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position.

CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for 2013 amounted to Skr 208.9 million (12M12: Skr 83.0 million), of which the net result for CIRR loans was Skr 254.4 million (12M12: Skr 128.4 million).

Statement of Comprehensive Income for the S-system

Skr mn	Oct-Dec, 2013	Jul-Sep, 2013	Oct-Dec, 2012	Jan-Dec, 2013	Jan-Dec, 2012
Interest revenues	296.7	281.8	275.0	1,118.7	1,083.3
Interest expenses	-241.2	-226.6	-229.4	-902.9	-913.6
Net interest revenues	55.5	55.2	45.6	215.8	169.7
Interest compensation	84.1	2.4	0.7	95.4	0.7
Remuneration to SEK	-27.0	-27.1	-23.3	-105.3	-89.4
Foreign exchange effects	3.7	0.1	0.5	3.0	2.0
Reimbursement to (-) / from (+) the State	-116.3	-30.6	-23.5	-208.9	-83.0
Operating profit	0.0	0.0	0.0	0.0	0.0

Statement of Financial Position for the S-system (included in SEK’s statement of financial position)

Skr mn	December 31, 2013	December 31, 2012
Cash and cash equivalents	230.7	6.6
Loans	43,247.9	39,499.1
Derivatives	119.3	11.6
Other assets	1,250.6	2,470.5
Total assets	44,848.5	41,987.8

Liabilities	43,783.4	39,821.3
Derivatives	1,065.1	2,166.5
Equity	—	—
Total liabilities and equity	44,848.5	41,987.8

Commitments
Committed undisbursed loans	8,536.6	12,675.4
Binding offers	31,002.5	30,497.7

Results under the S-System by type of loan CIRR loans

Skr mn	Oct-Dec, 2013	Jul-Sep, 2013	Oct-Dec, 2012	Jan-Dec, 2013	Jan-Dec, 2012
Net interest revenues	66.1	66.0	56.3	259.2	212.9
Interest compensation	84.1	2.4	0.7	95.4	0.7
Remuneration to SEK	-26.5	-26.6	-22.8	-103.2	-87.2
Foreign exchange effects	3.7	0.1	0.5	3.0	2.0
Total	127.4	41.9	34.7	254.4	128.4

Results under the S-System by type of loan Concessionary loans

Skr mn	Oct-Dec, 2013	Jul-Sep, 2013	Oct-Dec, 2012	Jan-Dec, 2013	Jan-Dec, 2012
Net interest revenues	-10.6	-10.8	-10.8	-43.4	-43.2
Interest compensation	—	—	—	—	—
Remuneration to SEK	-0.5	-0.5	-0.5	-2.1	-2.2
Foreign exchange effects	—	—	—	—	—
Total	-11.1	-11.3	-11.3	-45.5	-45.4

Note 10. Segment reporting

In accordance with IFRS 8, SEK has the following two segments: corporate lending and end customer finance. Corporate lending concerns financing that SEK arranges directly to, or for the benefit of, Swedish export companies. End customer finance refers to financing that SEK arranges for buyers of Swedish goods and services.

SEK’s management evaluates its business mainly on the basis of operating profit excluding unrealized changes in fair value. Evaluation of the segments profitability, accounting policies and allocations between segments follows, in accordance with IFRS 8, the information reported to the executive management.

Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated with an allocation formula, according to internal policies that management believes provide an equitable allocation to the segments.

Consolidated Statement of Comprehensive Income

	Oct-Dec, 2013
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in fair value	Total
Net interest revenues and net commissions	214.3	145.6	—	—	359.9
Net results of financial transactions	10.9	2.9	—	—	13.8
Other operating income	—	—	—	—	—
Operating expenses	-63.7	-92.1	—	—	-155.8
Net credit losses	7.6	-29.8	—	—	-22.2
Operating profit excluding unrealized changes in fair value	169.1	26.6	—	—	195.7
Unrealized changes in fair value	—	—	—	288.3	288.3
Operating profit	169.1	26.6	—	288.3	484.0

Consolidated Statement of Comprehensive Income

	Jul-Sep, 2013
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in fair value	Total
Net interest revenues and net commissions	244.2	134.7	—	—	378.9
Net results of financial transactions	245.4	356.9	—	—	602.3
Other operating income	—	—	—	—	—
Operating expenses	-40.5	-61.7	—	—	-102.2
Net credit losses	-2.4	0.6	—	—	-1.8
Operating profit excluding unrealized changes in fair value	446.7	430.5	—	—	877.2
Unrealized changes in fair value	—	—	—	-58.1	-58.1
Operating profit	446.7	430.5	—	-58.1	819.1

Consolidated Statement of Comprehensive Income

	Oct-Dec, 2012
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in fair value	Total
Net interest revenues and net commissions	248.8	163.4	—	—	412.2
Net results of financial transactions	44.8	-25.2	—	—	19.6
Other operating income	—	—	1.0	—	1.0
Operating expenses	-66.0	-79.9	—	—	-145.9
Net credit losses	-16.3	-11.2	—	—	-27.5
Operating profit excluding unrealized changes in fair value	211.3	47.1	1.0	—	259.4
Unrealized changes in fair value	—	—	—	-25.3	-25.3
Operating profit	211.3	47.1	1.0	-25.3	234.1

Consolidated Statement of Comprehensive Income

	Jan-Dec, 2013
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in fair value	Total
Net interest revenues and net commissions	964.9	584.8	—	—	1,549.7
Net results of financial transactions	271.3	397.6	—	—	668.9
Other operating income	—	—	—	—	—
Operating expenses	-197.4	-313.9	—	—	-511.3
Net credit losses	-2.6	-36.1	—	—	-38.7
Operating profit excluding unrealized changes in fair value	1,036.2	632.4	—	—	1,668.6
Unrealized changes in fair value	—	—	—	-260.5	-260.5
Operating profit	1,036.2	632.4	—	-260.5	1,408.1

Consolidated Statement of Comprehensive Income

	Jan-Dec, 2012
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in fair value	Total
Net interest revenues and net commissions	1,098.7	781.4	—	—	1,880.1
Net results of financial transactions	169.6	150.9	—	—	320.5
Other operating income	—	—	19.9	—	19.9
Operating expenses	-220.0	-324.5	—	—	-544.5
Net credit losses	-13.1	-10.3	—	—	-23.4
Operating profit excluding unrealized changes in fair value	1,035.2	597.5	19.9	—	1,652.6
Unrealized changes in fair value	—	—	—	-828.2	-828.2
Operating profit	1,035.2	597.5	19.9	-828.2	824.4

Interest-bearing assets and Committed undisbursed loans

	December 31, 2013			December 31, 2012
Skr bn	Corporate lending	End-customer finance	Sum of segments	Corporate lending	End-customer finance	Sum of segments
Interest-bearing assets	121.6	158.5	280.1	115.5	160.6	276.1
Committed undisbursed loans	2.0	18.5	20.5	—	25.9	25.9

Reconciliation between sum of segments and Total assets in the Consolidated Statement of Financial Position

Skr bn	December 31, 2013	December 31, 2012
Sum of segments	280.1	276.1
Cash and cash equivalents	8.3	2.3
Derivatives	14.2	25.7
Property, plant, equipment and intangible assets	0.2	0.2
Other assets	1.0	4.0
Prepaid expenses and accrued revenues	2.7	2.7
Other (1)	0.1	2.1
Total assets	306.6	313.1

(1)The line item consists mainly of unrealized changes in fair value.

Note 11. Contingent liabilities, contingent assets and commitments

Contingent liabilities and commitments are disclosed in connection with the consolidated statements of financial position as of December 31, 2013. Contingent liabilities consist of liabilities related to previous loans made by Venantius AB amounting to Skr 1.0 million (year-end 2012: Skr 1.1 million).

Commitments consist of committed undisbursed loans and binding offers. Such committed undisbursed loans represent loan offers that have been accepted by the customer but not yet disbursed as of December 31, 2013. Of the Skr 20,480.2 million of committed undisbursed loans at December 31, 2013 (year-end 2012: Skr 25,915.1 million), committed undisbursed loans under the S-system represented Skr 8,536.6 million (year-end 2012: Skr 12,675.4 million). Such commitments under the S-system sometimes include a fixed-rate option, the cost of which is reimbursed by the Swedish state (see Note 9).

As of December 31, 2013 the aggregate amount of outstanding offers amounted to Skr 65,549.1 million (year-end 2012: Skr 59,524.8 million). Skr 56,508.0 million (year-end 2012: Skr 47,926.2 million) of outstanding offers derived from the S-system. Skr 35,083.0 million of the outstanding offers are binding offers and Skr 30,466.1 million are non-binding offers. Binding offers are included in commitments.

As of December 31, 2013, SEK had, under the security agreements for derivative contracts posted cash collateral in a total amount of  Skr 6,945.8 million (year-end 2012: Skr 2,544.4 million) (see Note 5).

Lehman Brothers Finance AG

On April 11, 2012, the Swiss company Lehman Brothers Finance AG. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (‘LBF’) filed a lawsuit against SEK in the Stockholm District Court. LBF claims that SEK miscalculated the termination payment that was due to LBF when certain derivative transactions were terminated following the September 2008 bankruptcy of LBF’s parent company, Lehman Brothers Holding Inc. LBF also claims that SEK was late in paying the amount that SEK calculated as being due. In its lawsuit, LBF is seeking a payment of approximately USD 87 million including purported default interest. SEK has filed responses denying that any amounts are due. A hearing at the Stockholm District Court for the litigation is scheduled to be held in March 2014. SEK believes that LBF’s claims are without merit and intends to vigorously defend its position.

SEK does not believe it will suffer any significant losses related to the bankruptcy of Lehman Brothers, including as a result of the current lawsuit. However, no guarantees on the outcome of SEK’s dispute with LBF can be given.

Note 12. Capital adequacy

The total capital ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of December 31, 2013 was 21.8 percent (year-end 2012: 23.0 percent) without taking into account the effects of currently applicable transitional rules (see below). As of December 31, 2013, recalculation of  the total capital ratio of  SEK, as a consolidated financial entity to take into account  the effects of the transitional rules, does not require an increase in the capital requirement as of December 31, 2013. The reduction of the total capital ratio was mainly due to the early redemption of the perpetual subordinated debt.

For further information on capital adequacy, risks and Basel II, see the Risk section of SEK’s Annual Report for 2012.

Capital base

Skr mn	December 31, 2013	December 31, 2012
Core Tier-1 capital (1)	14,640	14,139
Additional Tier-1	—	2,281
Total Tier-1 capital	14,640	16,420
Tier-2 capital	1,692	49
Total capital base(2)	16,332	16,469

(1)According to SEK’s definition, Core Tier-1 capital consists of Tier-1 capital excluding additional Tier-1 capital.

(2) Total capital base, including expected loss surplus/deficits in accordance with the IRB approach.

Capital base - Adjusting items

Skr mn	December 31, 2013	December 31, 2012
Equity	3,990	3,990
Retained earnings	10,865	9,940
Other reserves	136	450
Total equity in accordance with consolidated statement of financial position	14,991	14,380
Expected dividend	-327	-213
Other deduction	-19	-21
Intangible assets	-119	-113
100% of deficits in accordance with IRB-calculation	—	—
Adjustments available-for-sale securities	16	19
Adjustment own credit spread	250	556
Adjustments cash-flow hedges	-152	-469
Total Core Tier-1 capital	14,640	14,139
Tier-1 eligible subordinated debt[1]	—	2,281
Total Tier-1 capital	14,640	16,420

Tier-2-eligible subordinated debt[2]	1,627	n.a.
Deduction from Tier-2 capital	n.a.	n.a.
100 % of surplus in accordance with IRB-calculation	65	49
Total Tier-2 capital	1,692	49
Total capital base	16,332	16,469

(1)In August, 2013 SEK exercised its right to redeem outstanding perpetual subordinated debt totaling USD 350 million.

(2)In November, 2013 a Tier-2 bond amounting to USD 250 million with a maturity of 10 years and a right to redeem after 5 years was issued.

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. The difference between recorded impairment and expected loss will adjust the capital base, by a reduction or addition, as the case might be. As of December 31, 2013 the addition to the capital base amounted to Skr 65 million. The amount increased Tier-2 capital. As of December 31, 2012, the addition to the capital base amounted to Skr 49 million.

Capital requirements in accordance with Pillar 1

	December 31, 2013			December 31, 2012
Skr mn	EAD(1)	Risk weighted amount	Required capital	EAD	Risk weighted amount	Required capital
Credit risk standardized method
Central governments	14,842	759	61	9,607	820	66
Government export credit agencies	135,531	257	21	138,987	315	25
Regional governments	19,816	—	—	23,510	—	—
Multilateral development banks	723	—	—	422	—	—
Household exposures	1	1	0	1	1	0
Corporates	628	628	50	373	373	30
Total credit risk standardized method	171,541	1,645	132	172,900	1,509	121
Credit risk IRB method
Financial institutions (2)	67,352	17,305	1,384	76,789	19,612	1,569
Corporates	71,227	42,054	3,364	61,977	36,202	2,896
Securitization positions	7,804	8,744	700	10,021	8,254	660
Without counterparty	150	150	12	149	149	12
Total credit risk IRB method	146,533	68,253	5,460	148,936	64,217	5,137
Foreign exchange risks	n.a.	1,404	112	n.a.	2,221	178
Commodities risk	n.a.	67	5	n.a.	—	—
Operational risk	n.a.	3,660	293	n.a.	3,549	284
Total Basel II	318,074	75,029	6,002	321,836	71,496	5,720

Adjustment according to transitional rules (3)	n.a.	—	—	n.a.	—	—
Total Basel II incl. transitional rules	318,074	75,029	6,002	321,836	71,496	5,720

Total Basel I	n.a.	90,629	7,250	n.a.	84,754	6,780

(1)EAD shows the size of the outstanding exposure at default.

(2)Of which counterparty risk in derivatives: Exposure at default (“EAD”) Skr 5,656 million (year-end 2012: Skr 9,269 million), Risk weighted claims of Skr 2,098 million (year-end 2012: Skr 3,442 million) and Required capital of Skr 168 million (year-end 2012: 275 million).

(3)The item “Adjustment according to transitional rules” is calculated in accordance with § 5 of the law (2006:1372) on implementation of the capital adequacy requirements (2006:1371).

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. The Swedish Financial Supervisory Authority has, however, exempted the company until December 31, 2015 from having to use this approach for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk. Please see Annual Report 2012 for further information.

Foreign exchange risk

Foreign exchange risk is calculated on reported values according to the so called two-step method.

Commodities risk

Capital requirements for commodity risk have been calculated in accordance with the Simple method. SEK has not previously set aside capital for commodity risk under pillar 1, but an extremely limited commodity risk was identified in connection with measures to improve risk measurement methods. The capital requirement for commodity risk of Skr 5 million corresponds to 0.1 percent of SEK’s total capital requirements at December 31, 2013.

Operational risks

Applicable regulations provide opportunities for companies to use different methods for calculating the capital requirement for operational risk. SEK is applying the standardized approach. Under the standardized approach the capital requirement for operational risk is based on the company’s operations being divided into business areas in accordance with capital adequacy regulations. The capital requirement for respective areas is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years. Operating income is calculated as the sum of the following items: interest and leasing income, interest and leasing costs, dividends received, commission income, commission expense, net profit from financial transactions and other operating income.

Transitional rules

Since 2007, the capital requirement has primarily been calculated based on Basel II rules. The Swedish legislature has chosen not to immediately allow the full effect of the Basel II regulations if these rules result in a lower capital requirement than that calculated under the earlier, less risk-sensitive, Basel I rules. During the transition period of 2007-2009, the capital requirement was therefore calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement — reduced to 95 percent in 2007, 90 percent in 2008, and 80 percent in 2009 — has exceeded the capital requirement based on the Basel II rules, the capital requirement under the abovementioned Basel I-based rules has constituted the minimum capital requirement. In 2009 the Swedish legislature decided to extend the transitional rules until the end of 2011. In 2012, the legislature determined to further extend the transitional rules until the end of 2013. According to the new European Capital Requirements Regulation (CRR), which will go into effect on January 2014, the Swedish legislature may grant banks waivers from the Basel 1 floor. However the Swedish Financial Supervisory Authority does not intend to grant waivers from the Basel 1 floor, which means that the Basel 1 floor will continue to be applicable in 2014. Taking into account the effects of the transitional rules does not require an increase in the capital requirement as of December 31, 2013.

Capital adequacy analysis (Pillar 1)

	December 31, 2013		December 31, 2012
	Basel II	Basel II, incl. transitional rules	Basel II	Basel II, incl. transitional rules
Total capital ratio	21.8%	21.8%	23.0%	23.0%
of which related to Core Tier-1 capital	19.5%	19.5%	19.8%	19.8%
of which related to Tier-1 capital	19.5%	19.5%	23.0%	23.0%
of which related to Tier-2 capital	2.3%	2.3%	0.0%	0.0%
Capital adequacy quota (total capital base/total required capital)	2.72	2.72	2.88	2.88

Note 13. Exposures

Net exposures

Amounts expressing gross exposures are shown without considering guarantees and credit derivatives (CDSs) while net exposures, according to Basel II, are reported after taking guarantees and credit derivatives into consideration. The amounts are nominal values. The credit exposures by region have changed according to the internal region and the comparative figures have been adjusted accordingly.

Total net exposures

	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Skr bn	December 31, 2013		December 31, 2012		December 31, 2013		December 31, 2012		December 31, 2013		December 31, 2012
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	14.9	4.3	9.8	2.8	14.7	5.2	9.0	3.3	0.2	0.3	0.8	1.1
Government export credit agencies	160.0	46.5	162.0	46.8	107.1	37.9	107.0	38.7	52.9	86.4	55.0	78.1
Regional governments	19.8	5.8	23.6	6.8	19.8	7.0	23.4	8.5	—	—	0.2	0.3
Multilateral development banks	0.8	0.2	0.4	0.1	0.6	0.2	0.4	0.1	0.2	0.3	—	—
Financial institutions	67.5	19.6	77.2	22.3	61.1	21.6	66.3	24.0	6.4	10.5	10.9	15.5
Corporates	73.3	21.3	63.6	18.3	71.8	25.4	60.1	21.8	1.5	2.5	3.5	5.0
Securitization positions	7.8	2.3	10.0	2.9	7.8	2.7	10.0	3.6	—	—	—	—
Total	344.1	100.0	346.6	100.0	282.9	100.0	276.2	100.0	61.2	100.0	70.4	100.0

Net exposure by region and exposure class, as of December 31, 2013

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	—	—	—	—	—	8.6	3.8	2.5	14.9
Government export credit agencies	—	0.8	—	4.5	—	—	136.6	18.1	—	160.0
Regional governments	—	—	—	—	—	—	17.0	2.8	—	19.8
Multilateral development banks	—	—	—	—	—	—	—	0.8	—	0.8
Financial institutions	1.3	0.9	3.0	5.5	3.8	0.2	14.5	37.9	0.4	67.5
Corporates	1.3	1.5	1.8	3.7	0.1	3.9	47.0	13.6	0.4	73.3
Securitization positions	—	—	—	1.8	1.7	—	—	4.3	—	7.8
Total	2.6	3.2	4.8	15.5	5.6	4.1	223.7	81.3	3.3	344.1

Net exposure by region and exposure class, as of December 31, 2012

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	—	—	—	—	—	4.2	2.6	3.0	9.8
Government export credit agencies	—	0.6	—	5.3	—	—	140.3	15.8	—	162.0
Regional governments	—	—	—	—	—	—	17.5	6.1	—	23.6
Multilateral development banks	—	—	—	—	—	—	—	0.4	—	0.4
Financial institutions	—	0.7	0.3	11.9	8.8	—	13.6	41.4	0.5	77.2
Corporates	1.0	1.6	2.0	1.9	0.1	3.5	40.6	12.5	0.4	63.6
Securitization positions	—	—	—	2.6	2.5	—	—	4.9	—	10.0
Total	1.0	2.9	2.3	21.7	11.4	3.5	216.2	83.7	3.9	346.6

Net exposure European countries, excluding Sweden

Skr bn	December 31, 2013	December 31, 2012
France	16.2	7.0
United Kingdom	13.2	15.6
Finland	8.9	9.8
The Netherlands	8.9	9.5
Germany	8.6	13.8
Denmark	7.5	9.4
Norway	5.9	5.5
Ireland	2.9	2.9
Poland	2.5	3.0
Luxembourg	2.5	2.7
Spain	2.2	3.1
Switzerland	1.7	0.4
Austria	0.9	1.5
Iceland	0.7	0.7
Italy	0.5	0.7
Portugal	0.4	0.5
Belgium	0.3	0.3
Greece	—	—
Other countries	0.8	1.2
Total	84.6	87.6

Net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 6.0 billion at December 31, 2013 (year-end 2012: Skr 7.2 billion). SEK does not have any net exposures to counterparties in Greece.

Gross exposures to counterparties in Greece amounted to Skr 0.1 billion as of December  31, 2013 (year-end 2012: Skr 0.1 billion). The gross exposure is guaranteed in full by counterparties in countries other than Greece.

Asset-backed securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and to current rating. Ratings in the table as of December 31, 2013 are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures

	December 31, 2013
Skr mn Exposure(1)	RMBS(2)	Auto Loans	CMBS(2)	Consumer loans	CDO(2)	CLO(2)	Total	... of which rated ‘AAA’	... of which rated ‘AA+’	... of which rated ‘AA’		... of which rated ‘AA-’		... of which rated ‘A+’		... of which rated ‘A’		... of which rated ‘A-’		... of which rated ‘BBB+’		... of which rated ‘BBB’		... of which rated ‘BBB-’		... of which rated ‘BB’		... of which rated ‘B+’		... of which CDO rated ‘CCC’
Australia	1,713	—	—	—	—	—	1,713	1,655	—	—		—		47		—		—		11		—		—		—		—		—
Germany	—	—	66	—	—	—	66	—	—	66	(3)	—		—		—		—		—		—		—		—		—		—
Ireland	818	—	—	—	—	1,461	2,279	1,461	—	—		—		—		—		—		—		—		393	(3)	252	(3)	173	(3)	—
Netherlands	329	—	—	—	—	—	329	329	—	—		—		—		—		—		—		—		—		—		—		—
Portugal	305	—	—	—	—	—	305	—	—	—		—		—		—		6	(3)	—		—		299	(3)	—		—		—
Spain	756	5	—	8	—	93	862	—	—	—		13	(3)	22	(3)	—		71	(3)	175	(3)	145	(3)	33	(3)	403	(3)	—		—
United Kingdom	487	—	—	—	—	4	491	353	—	134	(3)	—		—		4	(3)	—		—		—		—		—		—		—
United States	—	—	—	—	114	1,180	1,294	1,180	—	—		—		—		—		—		—		—		—		—		—		114	(4)
Total	4,408	5	66	8	114	2,738	7,339	4,978	—	200		13		69		4		77		186		145		725		655		173		114

(1)Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2) RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3)Of these assets amounting to Skr 2,247 million, Skr 258 million still have the highest-possible rating from at least one of the rating institutions.

(4)These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amounted to Skr 469 million in total as of December 31, 2013, which means that the total net exposure before impairments related to asset-backed securities held amounted to Skr 583 million.

Net exposures

	December 31, 2012
Skr mn Exposure(1)	RMBS(2)	Auto Loans	CMBS(2)	Consumer loans	CDO(2)	CLO(2)	Total	... of which rated ‘AAA’	... of which rated ‘AA+’		... of which rated ‘AA’		... of which rated ‘AA-’		... of which rated ‘A+’		... of which rated ‘A’		... of which rated ‘A-’		... of which rated ‘BBB+’		... of which rated ‘BBB’	... of which rated ‘BBB-’		... of which rated ‘BB’		... of which rated ‘B+’		... of which CDO rated ‘CCC’
Australia	2,555	—	—	—	—	—	2,555	2,555	—		—		—		—		—		—		—		—	—		—		—		—
Germany	—	26	66	—	—	—	92	26	66	(3)	—		—		—		—		—		—		—	—		—		—		—
Ireland	815	—	—	—	—	1,408	2,223	1,408	—		—		—		—		—		—		—		—	379	(3)	258	(3)	178	(3)	—
Netherlands	652	—	—	—	—	—	652	652	—		—		—		—		—		—		—		—	—		—		—		—
Portugal	315	—	—	—	—	—	315	—	—		—		—		—		—		156	(3)	—		—	159	(3)	—		—		—
Spain	819	28	—	23	—	131	1,001	—	—		—		28	(3)	57	(3)	225	(3)	97	(3)	393	(3)	—	—		201	(3)	—		—
United Kingdom	598	—	—	—	—	17	615	437	—		161	(3)	17	(3)	—		—		—		—		—	—		—		—		—
United States	—	—	—	—	133	1,978	2,111	1,978	—		—		—		—		—		—		—		—	—		—		—		133	(4)
Total	5,754	54	66	23	133	3,534	9,564	7,056	66		161		45		57		225		253		393		—	538		459		178		133

(1) Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2) RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3)Of these assets amounting to Skr 2,375 million, Skr 244 million still have the highest-possible rating from at least one of the rating institutions.

(4)These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amounted to Skr 462 million in total as of  December 31, 2012, which means that the total net exposure before impairments related to asset-backed securities held amounted to Skr 595 million.

Note 14. Transactions with related parties

Transactions with related parties are described in Note 29 in SEK’s Annual Report for 2012. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2012.

Note 15.  Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

This Year-end report has not been subject to review by the Company’s auditors.

The Board of Directors and the President confirm that this Year-end report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, January 30, 2014

AKTIEBOLAGET SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Jan Belfrage
Chairman of the Board	Director of the Board	Director of the Board

Lotta Mellström	Ulla Nilsson	Jan Roxendal
Director of the Board	Director of the Board	Director of the Board

Åke Svensson		Eva Walder
Director of the Board		Director of the Board

Peter Yngwe
President

Annual General Meeting

The Annual General Meeting will be held on April 28, 2014.

Annual Report

The Company’s Annual Report is expected to be available at SEK’s web-site www.sek.se as of February 19, 2014.

SEK has established the following expected dates for publishing of financial information and other related matters:

April 28, 2014	Interim Report for the period January 1, 2014 — March 31, 2014
July 18, 2014	Interim Report for the period January 1, 2014 — June 30, 2014
October 23, 2014	Interim Report for the period January 1, 2014 — September 30, 2014

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on January 30, 2014 11:00 (CET).

Additional information about SEK, including investor presentations, sustainability report and the Annual Report for the financial year 2012, is available at www.sek.se.